UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
______________
BARE ESCENTUALS, INC.
(Name of Subject Company)
______________
BLUSH ACQUISITION CORPORATION
SHISEIDO COMPANY, LIMITED
(Names of Filing Persons (Purchasers)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

067511105
(CUSIP Number of Class of Securities)
______________
Takeshi Nakatsu
General Manager, Business Development Department
Shiseido Company, Limited
1-6-2, Higashi-shimbashi, Minato-ku, Tokyo 105-8310, Japan
Tel: +81-3-6218-6657
Fax: +81-3-6218-6662
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)
______________
Copy to:
Peter Lyons Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 +1-212-848-4000	Kenneth Lebrun Shearman & Sterling LLP 2-2-2 Uchisaiwaicho, 5F Chiyoda –ku, Tokyo, 100-0011 +81-3-5251-1601

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before commencement of a tender offer.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INDEX TO EXHIBITS

Exhibit Number	Descriptions

99.1	Joint Press Release issued by Shiseido Co., Ltd. (“Shiseido”) and Bare Escentuals, Inc. (“Bare Escentuals”) on January 14, 2010.

99.2	English translation of the press release filed by Shiseido with the Tokyo Stock Exchange on January 15, 2010.

99.3	Materials for Shiseido’s Investor Presentation on January 15, 2010.

99.4	Shiseido’s message to Bare Escentuals Employees dated January 15, 2010.

99.5	Shiseido’s announcement of a press conference dated January 15, 2010.

99.6	English translation of the Japanese language e-mail invitation to investors of Shiseido for a briefing session dated January 15, 2010.

99.7	Shiseido’s announcement of the investors conference call in English dated January 15, 2010.